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FROM: Pitts, Patrice
SENT: Thursday, December 29, 2011 10:42 AM
TO: 'Oh, Min S.'
SUBJECT: Follow-up Responses for Class A Filings
IMPORTANCE: High

Thank you for your prompt attention to the responses to the follow-up comments that you provided on December 23, 2011, on post-effective amendment number 27 to the registration statement on Form N-4 for MetLife Investors Variable Annuity Account One (File Nos. 333-54358/811-05200) and post-effective amendment number 27 to the registration statement on Form N-4 for First MetLife Investors Variable Annuity Account One (File Nos. 333-96775/ 811-08306). (The variable contracts described in those filings will be referred to in this e-mail as "MLI Class A contracts" and "FMLI Class A contracts," respectively.) When we discussed those responses on Tuesday, December 27, you recommended further changes to the disclosure for the May 1, 2012 annual updates of the registration statements for the MLI Class A contracts and the FMLI Class A contracts in connection with two of the December 23 comments. For your convenience, I have summarized our discussion and those recommended changes below.

1. Follow-up on comment #2 (MLI and FMLI)--The SEC staff agreed with the
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approach of incorporating the beginning and ending offering periods for the various riders in the descriptions of rider charges in the "Expenses" and "Living Benefits" sections of the prospectuses.

RESPONSE: No further action is needed on this item.

2. Follow-up on comment #4.a (MLI and FMLI) and 4.c (FMLI, but also applies to
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MLI)--The SEC staff acknowledged that the changes made on the revised pages are
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responsive to its comments, and recommended that further changes be made to the fee table in future post-effective amendment filings. More specifically, to make clear that certain riders reflected in the main body of the fee table are no longer available, include the "cut-off" dates (rather than the beginning date) for rider availability.

RESPONSE: MLI and FMLI each acknowledge the follow-up comment and will revise
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the disclosure in the May 1, 2012 prospectus for the MLI and FMLI Class A contracts (respectively) to include the "cut-off" dates for rider

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availability to make clear that certain riders reflected in the main body of the fee table are no longer available under those contracts.

3. Follow-up on comment #7.a (MLI) and #6.a (FMLI)--The SEC staff acknowledged
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that the changes made on the revised pages are responsive to its comment, and suggested that MLI and FMLI consider adding a statement to the effect that transfers of account value to investment options that a selling firm does not support will be counted for purposes of any transfer restrictions that apply under Class A contracts elsewhere in the prospectus--e.g., in the general discussion of transfers and in the discussion of transfer charges.

RESPONSE: MLI and FMLI each acknowledge the follow-up comment and will consider
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adding the statement elsewhere in the May 1, 2012 prospectus for the MLI and
FMLI Class A contracts (respectively) where transfers of account value and transfer charges are discussed.

Thanks, again, for your prompt attention to this matter and your efforts to permit MLI and FMLI to meet the deadline of having the post-effective amendments for the MLI Class A contracts and the FMLI Class A contracts declared effective December 30, 2011.

PATRICE M. PITTS | COUNSEL

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
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